Exhibit 99.3

WAIVER AND CONSENT AGREEMENT
This WAIVER AND CONSENT AGREEMENT (this “Agreement”) is entered into as of October 10, 2019, by and among Castor Maritime Inc., a Marshall Islands corporation (the “Company”) and all of the holders of the issued and outstanding 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Shares”) listed on Schedule A hereto (the “Holders”). The foregoing shall be referred to individually as a “Party” and collectively as the “Parties.”
Reference is made to the Statement of Designation of the Rights, Preferences and Privileges of the 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares of the Company (the “Statement of Designation”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Statement of Designation.
WHEREAS, the Holders own, beneficially and of record, one hundred percent (100%) of the issued and outstanding Series A Preferred Shares;
WHEREAS, the Company has requested and the Holders party hereto agree, in accordance with Section 5 of the Statement of Designation, to grant a one-time waiver for the payment of all dividends accumulated since the original issuance of the Series A Preferred Shares on or about September 22, 2017 to June 30, 2019 (the “Dividend Waiver Amount”) and to accept as payment in full for the Dividend Waiver Amount, 300,000 common shares of the Company, par value $0.001 per share (the “Common Shares”) in the amounts listed on Schedule A hereto;
WHEREAS, the Company has requested and the Holders party hereto agree, in accordance with Section 5 of the Statement of Designation, to amend and restate the Statement of Designation in the form found in Exhibit A attached hereto (the “Amended and Restated Statement of Designation”);
NOW, THEREFORE, in consideration of the mutual covenants described below and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby covenant and agree as follows:
SECTION 1.          Waiver and Consent.
1.1          The Holders hereby grant a one-time waiver of the payment of all dividend payments accumulated since the original issuance of the Series A Preferred Shares on or about September 22, 2017 to June 30, 2019, it being understood and agreed that at the date hereof the Company shall not be deemed to have any dividends in arrears under the Series A Preferred Shares.
1.2          The Holders hereby accept as payment in full for the Dividend Waiver Amount, the Common Shares listed on Schedule A attached hereto, it being understood and agreed that at the date hereof the Company shall not be deemed to have any dividends in arrears under the Series A Preferred Shares.
1.3          The Holders hereby consent to filing the Amended and Restated Statement of Designation with the registry of the Republic of the Marshall Island.
SECTION 2.          Delivery of the Common Shares.  Two business days after the execution of this Agreement by all Parties (the “Closing Date”), the Company shall issue the Common Shares to the Holders with a book entry position at the Company’s transfer agent, American Stock Transfer and Trust Company.

SECTION 3.          Representations and Warranties of the Holders.  The Holders hereby represent and warrant to the Company as follows:
3.1          If such Holder is not a natural person, such Shareholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized.
3.2          The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Holders, and constitutes a legal, valid and binding obligation of the Holders, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
3.3          The Holders represent all of the issued and outstanding Series A Preferred Shares.
3.4          The Holders are not party to, subject to or bound by any agreement or any judgment, order, writ, prohibition, injunction or decree of any court or other governmental body which would prevent the execution or delivery of this Agreement by the Holders.
3.5          Neither the execution, delivery and performance of this Agreement nor the consummation of any of the transactions contemplated hereunder will conflict with or result in any violation of or constitute a breach of any of the terms or provisions of the articles of incorporation, by-laws or other organizational documents of the Holders.
3.6          All consents or approvals or authorizations of, or registrations, filings or declarations with, any governmental authority or any other person, if any, required in connection with the execution, delivery and performance by the Holders of this Agreement or the transactions contemplated hereby have been or at the Closing Date will have been obtained by the Holders and will be in full force and effect.
3.7          There are no actions, suits, proceedings pending or, to the Holders’ knowledge, threatened against the Holders or against any of the properties or assets of the Holders in any court or before any arbitrator of any kind or before or by any governmental authority.  The Holders are not party to or subject to any writ, order, decree or judgment and there is no action, suit, proceeding or investigation by the Holders currently pending or which the Holders intend to originate.
3.8          No broker or finder has acted for the Holders in connection with this Agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Holders.
3.9          The Holders understand that the Common Shares have not been registered under the Securities Act of 1933, as amended (the “1933 Act”) or any other applicable securities law and that all of the Common Shares will constitute “restricted securities” under the federal securities laws of the United States, and, accordingly, that none of the Common Shares may be offered, sold, transferred, pledged, hypothecated or otherwise disposed of, unless either registered pursuant to, or in a transaction exempt from, applicable securities law.
3.10          The Common Shares issued to the Holders are being acquired for investment purposes only and not with a view to any public distribution thereof in violation of any securities laws, and the Holders shall not offer to sell or otherwise dispose of the Common Shares so acquired by it in violation of any of the registration requirements of the Securities Act. The Holders acknowledge that they are able to fend for themselves, can bear the economic risk of their investments in the Common Shares, and have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of an investment in all of the Common Shares.

3.11          The Holders are not issuers, underwriters or dealers, within the meanings of Section 2 of the 1933 Act.
3.12          The Holders have neither solicited nor arranged (other than through any broker) for the solicitation of any orders to buy in anticipation of or in connection with the proposed sale of the Common Shares.
SECTION 4.          Representations and Warranties of the Company.  The Company represents and warrants to the Holders as follows:
4.1          The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands.  The Company has the power and authority to transact the business it transacts and the Company has the power and authority to execute and deliver this Agreement and to perform the provisions hereof.
4.2          The execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action on the part of the Company, and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
4.3          Neither the execution, delivery and performance of this Agreement nor the consummation of any of the transactions contemplated hereby will conflict with or result in any violation of or constitute a breach of any of the terms or provisions of the articles of incorporation, by-laws or other organizational documents of the Company.
4.4          All consents, approvals or authorizations of, or registrations, filings or declarations with, any governmental authority or any other person, if any, required in connection with the execution, delivery and performance by the Company of this Agreement or the transactions contemplated hereby have been or at the Closing Date will have been obtained by the Company and will be in full force and effect.
4.5          The Common Shares, when delivered to the Holders in accordance herewith, will be fully paid and non-assessable Common Shares of the Company and clear of all liens, claims and encumbrances (other than as may be created by the Holders).
4.6.          No broker or finder has acted for the Company in connection with this Agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Company.
SECTION 5.          Conditions Precedent to Closing.
5.1          Conditions Precedent to Closing by the Company.  The obligation of the Company to issue the Common Shares is subject to satisfaction of the following conditions precedent at or before the Closing Date:
(a)          The representations and warranties made by the Holders in Section 3 hereof shall be true and correct in all material respects at the time of the Closing Date (without regard to any qualification therein as to materiality or material adverse effect), with the same force and effect as if they had been made at and as of the time of the Closing;

(b)          The Holders shall have duly complied with and performed in all material respects all covenants and agreements of the Holders herein which are required to be complied with and performed at or before the Closing;
(c)          There shall be no actions, suits or proceedings pending or, to the Holders’ knowledge, threatened against or affecting the Holders or any property of the Holders as of the date hereof in any court or before any arbitrator of any kind or before or by any governmental authority;
(d)          All notifications, consents, authorizations, approvals and clearances from each governmental authority and any other person required to be made or obtained, in connection with the transactions provided for in this Agreement shall have been made or obtained on terms satisfactory to the Company.
5.2          Conditions Precedent to Closing by the Holders.  The agreement of the Holders to the waiver of the dividend payments and the terms of the Amended and Restated Statement of Designations is subject to satisfaction of the following conditions precedent at or before the Closing Date:
(a)          The representations and warranties made by the Company in Section 4 hereof shall be true and correct all material respects at the time of the Closing (without regard to any qualification therein as to materiality or material adverse effect), with the same force and effect as if they had been made at and as of the time of the Closing;
(b)          the Company shall have duly complied with and performed in all material respects all covenants and agreements of the Company herein which are required to be complied with and performed at or before the Closing Date; and
(c)          the Company shall issue the Common Shares, registered in the name of each Holder or its nominee, which shall be evidenced by a book-entry on the share register of the Company or in certificated form and will bear the following restrictive legend substantially in the following form:
“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.”
SECTION 6.          Termination.
6.1          This Agreement may be terminated by any party upon written notice if (i) the Closing does not occur by December 31, 2019 (the “Termination Date”) unless extended by mutual agreement, or (ii) in the event the other party is in material breach of this Agreement and has not cured such breach within thirty (30) days following written notice thereof.  This Agreement may also be terminated at any time prior to the Closing Date by mutual written consent of the Company and the Holders.
6.2          Any one of the Parties shall be entitled to the remedy of specific performance in the event it is ready, willing and able in good faith to proceed with the Closing and any other Party is able to perform but fails to take all steps necessary to perform and complete the Closing.

6.3          If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party to this Agreement; provided, however, that no such termination shall relieve or release the Holders or the Company from any obligations or liabilities arising out of their breach of this Agreement prior to its termination.
SECTION 7.          Survival of Representations, Warranties and Agreements.  The covenants, representations and warranties of the Holders and the Company contained herein shall survive the Closing.
SECTION 8.          Indemnification and Remedies.
8.1          Subject to the terms and conditions of this Section 8, the Holders agree to indemnify and hold the Company harmless against any and all losses, costs and expenses ((including legal expenses, taxes (including any interest and penalties) and other expenses)), resulting from or relating to:
(a)	any misrepresentation or breach of any representation or warranty of the Holders contained in this Agreement or in any certificate or other instrument delivered by the Holders at the Closing;
(b)	any breach of any covenant of the Holders contained in this Agreement; and
(c)	any and all actions, suits, demands, assessments or judgments with respect to any claim arising out of or relating to the subject matter of the indemnification.
Any payments made pursuant to this Section 8 shall be treated as an adjustment to the purchase price for United States federal income tax purposes. The Holders’ indemnification obligations under this Agreement are capped at the amount of the purchase price, other than for fraud.
8.2.          In any instance in which the Holders (the “Indemnifying Party”) shall be required to indemnify the Company (the “Indemnified Party”) under this Agreement: (a) the Indemnified Party shall give prompt notice of any claim to the Indemnifying Party, provided, that any delay shall not affect the Indemnified Party’s rights except to the extent of actual and material prejudice, (b) the Indemnified Party shall not make any admission or offer or accept any compromise without prior written consent of the Indemnified Party, (c) the Indemnifying Party may, at its option, assume defense of any proceeding, and (d) all indemnified defense costs shall be paid or reimbursed by the Indemnifying Party promptly following invoicing thereof.
SECTION 9.          Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including email transmission) and shall be given, if to the Company, to:

Castor Maritime Inc.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
Attention:  Petros Panagiotidis
Email: petrospan@castormaritime.com

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention:  Gary J. Wolfe
Email: wolfe@sewkis.com
if to the Holders, to the mailing address and email notified by each Holders separately to the Company by a separate letter to be sent either by registered mail or by email no later than seven (7) business days from the date of this Agreement, or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. NY time on a business day.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day.
SECTION 10.          Entire Agreement; Effect on Prior Documents.  This Agreement and the other documents referred to herein or delivered pursuant hereto contain the entire agreement among the parties with respect to the transactions contemplated hereby and supersede all prior negotiations, commitments, agreements and understandings among them with respect thereto.
SECTION 11.          Amendments; Waiver.  Except as otherwise provided herein, this Agreement may be amended, and compliance with any provision of this Agreement may be omitted or waived only by the written agreement of the Holders and the Company.
SECTION 12.          Counterparts.  This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall constitute but one agreement. Delivery of an executed copy of this Agreement by facsimile or electronic transmission shall be deemed as effective as delivery of an originally executed copy.
SECTION 13.          Headings; Interpretation.  The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.  The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.  Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.  The use in this Agreement of the term “including” means “including without limitation”.  All references to monetary amounts are to the currency of the United States.
SECTION 14.          Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, provided, in the event enforcement of this Agreement in the absence of the unenforceable or invalid provision would result in a party being deprived of a material benefit of the original bargain, the parties will in good faith reform this Agreement to reflect their original intentions as closely as possible.

SECTION 15.          Expenses.  Each of the parties agrees to pay its own expenses incident to this Agreement and the performance of its obligations hereunder.
SECTION 16.          Further Assurances.  From and after the Closing, upon the request of a party, the other party will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and the Holders shall cooperate fully, as and to the extent reasonably requested by the other Parties, in connection with the filing of tax returns and other tax-related documents.
SECTION 17.          Public Announcements. Neither party nor any of their affiliates shall issue any press release or make any other public statement or schedule any press conference or conference call without the consent of the Company (in the case of the Holders and their affiliates) or the Holders (in the case of the Company and their affiliates), which consent shall not be unreasonably withheld, conditioned or delayed, except for disclosures required by the Securities and Exchange Commission or Nasdaq.
SECTION 18.          Governing Law; Jurisdiction; Waivers.
18.1.          This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York, except to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to this Agreement.
18.2.          EACH OF THE PARTIES HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF PIRAEUS, GREECE TO SETTLE ANY DISPUTE OR CLAIM THAT ARISES OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ITS SUBJECT MATTER OR FORMATION (INCLUDING NON-CONTRACTUAL DISPUTES OR CLAIMS).
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
Holders:
CASTOR MARITIME INC.			UNIVERSE SHIPPING INC.

By:	/s/ Petros Panagiotidis		By:	/s/ Savvas Polydorou
	Name:	Petros Panagiotidis		Name:	Savvas Polydorou
	Title:	Chairman, CEO, CFO		Title:	Director

SIMPLE LIFE CORP.

			By:	/s/ Nikol Skoufidou
				Name:	Nikol Skoufidou
				Title:	Director

INFINITY SHIPPING INC.

			By:	/s/ Areti Charidemou
				Name:	Areti Charidemou
				Title:	Director

BALMONT NAVIGATION COMPANY

			By:	/s/ Socrates Ellinas
				Name:	Socrates Ellinas
				Title:	Director

MEJEN NAVIGATION CO.

			By:	/s/ Petros Petrou
				Name:	Petros Petrou
				Title:	Director

MALPAIS SHIPTRADE INC.

			By:	/s/ Dimitrakis Petrou
				Name:	Dimitrakis Petrou
				Title:	Director

TANISHA INVESTMENT INC.

			By:	/s/ Georgios Antoniou
				Name:	Georgios Antoniou
				Title:	Director

MATTELL CHARTERING LIMITED

			By:	/s/ Androula Papathoma
				Name:	Androula Papathoma
				Title:	Director

Schedule A
Holders of Series A Preferred Shares	Amount of Series A Preferred Shares	Common Shares of the Company
Universe Shipping Inc	98,000	61,250
Simple Life Corp	96,000	60,000
Infinity Shipping Inc	48,000	30,000
Balmont Navigation Company	48,000	30,000
Mejen Navigation Co.	48,000	30,000
Malpais Shiptrade Inc.	48,000	30,000
Tanisha Investment Inc.	48,000	30,000
Mattell Chartering Limited	46,000	28,750

Exhibit A
AMENDED AND RESTATED STATEMENT OF DESIGNATION OF THE RIGHTS, PREFERENCES AND PRIVILEGES OF
THE 9.75% SERIES A CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES OF CASTOR MARITIME INC.
CASTOR MARITIME INC., a Company organized and existing under the Business Corporations Act (the “BCA”) of the Republic of the Marshall Islands (the “Company”), in accordance with the provisions of Section 35 thereof and the Company’s Articles of Incorporation, does hereby certify:
The Board of Directors of the Company has previously adopted a resolution on September 22, 2017, creating a series of Preferred Stock (this and other capitalized terms shall have the same meaning as in the Articles of Incorporation, unless otherwise specified in this Statement of Designation or unless the context otherwise requires) of the Company designated as “9.75% Series A Cumulative Redeemable Perpetual Preferred Shares.”
All of the holders of the 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares have agreed to and the Board of Directors of the Company has adopted the following resolution amending and restating the Statement of Designations of the 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares series of Preferred Stock (this and other capitalized terms shall have the same meaning as in the Articles of Incorporation, unless otherwise specified in this Statement of Designation or unless the context otherwise requires).
RESOLVED, that the Statement of Designation of the 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares be and hereby is amended and restated, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:
Section 1. Designation. The distinctive designation of such series of Preferred Stock is “9.75% Series A Cumulative Redeemable Perpetual Preferred Shares” (“Series A Preferred Shares”). Each share of Series A Preferred Shares shall be identical in all respects to every other share of Series A Preferred Shares, except as to the respective dates from which dividends may begin accruing, to the extent such dates may differ. The Series A Preferred Shares represent perpetual equity interests in the Company and shall not give rise to a claim for payment of a principal amount at a particular date.
Section 2. Shares.
(a)
Number. The authorized number of shares of Series A Preferred Shares shall be four hundred eighty thousand (480,000), subject to increase by filing a statement of designation with respect to such additional shares. Shares of Series A Preferred Shares that are repurchased or otherwise acquired by the Company shall be cancelled and shall revert to authorized but unissued Preferred Stock, undesignated as to series.

Section 3. Dividends.
(a)
Dividends. Dividends on each share of Series A Preferred Shares shall be cumulative and shall accrue at the Dividend Rate from January 1, 2022 (or, for any newly issued and outstanding shares, from the Dividend Payment Date immediately preceding the issuance date of such stock or for shares issued on or before June 14, 2022 then January 1, 2022) until such time as the Company pays the dividend or redeems the stock in full in accordance with Section 6 below, whether or not such dividends shall have been declared, and whether or not there are profits, surplus, or other funds legally available for the payment of dividends. No dividends shall accrue or accumulate for the period from July 1, 2019 to December 31, 2021. Holders of Series A Preferred Shares shall be entitled to receive dividends from time to time out of any assets of the Company legally available for the payment of dividends at the Dividend Rate per share, when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Company in accordance with this Statement of Designation, shall be paid semi-annually on each Dividend Payment Date. Dividends shall accumulate in each Dividend Period from and including the preceding Dividend Payment Date or January 1, 2022, as the case may be, to but excluding the applicable next Dividend Payment Date for such Dividend Period. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends shall be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series A Preferred Shares shall be payable based on a 360-day year consisting of twelve 30-day months.

(b)
Payment and Priorities of Dividends. Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Company shall pay those dividends, if any, on the Series A Preferred Shares that shall have been declared by the Board of Directors to the Holders of record of such shares as such Holders’ names appear on the stock transfer books of the Company maintained at the Company or by the Registrar and Transfer Agent on the applicable record date (the “Record Date”), being the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date shall be such date as may be designated by the Board of Directors in accordance with the Company’s Bylaws and this Statement of Designation. No dividend shall be declared or paid or set apart for payment on any Junior Stock (other than a dividend payable solely in shares of Junior Stock) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Shares for all prior and the then-ending Dividend Periods.

The Company shall not be permitted to redeem, repurchase or otherwise acquire any Common Stock or any other Junior Stock unless full cumulative dividends on the Series A Preferred Shares for all prior and the then-ending Dividend Periods shall have been paid or declared and set apart for payment.
Accumulated dividends in arrears for any past Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors at the Dividend Payment Default Rate, whether or not a Dividend Payment Date, to Holders of the Series A Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 5 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series A Preferred Shares shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated dividends in arrears on the Series A Preferred Shares shall be made in order of their respective Dividend Payment Dates at the Dividend Payment Default Rate. If less than all dividends payable with respect to all Series A Preferred Shares are paid, any partial payment shall be made pro rata with respect to the Series A Preferred Shares entitled to a dividend payment at such time in proportion to the aggregate dividend amounts remaining due in respect of such shares at such time. Holders of the Series A Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. The dividends may be paid by check mailed to the registered address of the Holder, unless, in any particular case, the Company elects to pay by wire transfer.

Section 4. Liquidation Rights.
(a)
Liquidation Event. Upon the occurrence of any Liquidation Event, Holders of Series A Preferred Shares shall be entitled to receive out of the assets of the Company or proceeds thereof legally available for distribution to stockholders of the Company, (i) after satisfaction of all liabilities, if any, to creditors of the Company, (ii) after payment of taxes, costs and expenses that may be payable with respect to the Liquidation Event and (iii) before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other classes or series of Junior Stock as to such distribution, a liquidating distribution or payment in full redemption of such Series A Preferred Shares in an amount initially equal to $30.00 per share in cash, plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment of such amount (whether or not declared) (the “Liquidation Preference”). For purposes of clarity, upon the occurrence of any Liquidation Event, the Holders of outstanding Series A Preferred Shares shall be entitled to the Liquidation Preference per share in cash before any distribution shall be made to the holders of Common Stock or any other Junior Stock. Holders of Series A Preferred Shares shall not be entitled to any other amounts from the Company, in their capacity as Holders of such stock, after they have received the Liquidation Preference. The payment of the Liquidation Preference shall be a payment in redemption of the Series A Preferred Shares such that, from and after payment of the full Liquidation Preference, any such Series A Preferred Shares shall thereafter be cancelled and no longer be outstanding.

(b)
Partial Payment. In the event that the distribution or payment described in Section 4(a) above where the Company’s assets available for distribution to holders of the outstanding Series A Preferred Shares are insufficient to permit payment of all required amounts, the Company’s then remaining assets or proceeds thereof legally available for distribution to stockholders of the Company shall be distributed among the Series A Preferred Shares, as applicable, ratably on the basis of their relative aggregate liquidation preferences. To the extent that the Holders of Series A Preferred Shares receive a partial payment of their Liquidation Preference, such partial payment shall reduce the Liquidation Preference of their Series A Preferred Shares, but only to the extent of such amount paid.

(c)
Residual Distributions. After payment of all required amounts to the Holders of the outstanding Series A Preferred Shares, the Company’s remaining assets and funds shall be distributed among the holders of the Common Stock and any other Junior Stock then outstanding according to their respective rights.

Section 5. Voting Rights.
(a)	General. The Series A Preferred Shares shall have no voting rights except as set forth in this Section 5 or as otherwise provided by Marshall Islands law.
(b)
Amendments. Unless the Company shall have received the affirmative vote or consents of the Holders of at least two thirds of the outstanding Series A Preferred Shares, voting as a single class, the Company may not adopt any amendment to the Articles of Incorporation that adversely alters the preferences, powers or rights of the Series A Preferred Shares

Section 6. Optional Redemption. The Company shall have the right at any time on or after six months after the Original Issue Date to redeem the Series A Preferred Shares, in whole or from time to time in part, from any funds available for such purpose. Any such redemption shall occur on a date set by the Company (the “Redemption Date”).
(a)
Redemption Price. The Company may redeem each share of Series A Preferred Shares with cash, Common Stock or a Note as shall be determined by the Company at its sole discretion. If the Company redeems Series A Preferred Shares with cash then each share of Series A Preferred Shares shall have a value of $30.00 per share, whether or not declared (the “Cash Redemption Price”). If paid in Common Stock or a Note, then each Series A Preferred Share shall have a value of $25.00 per share, whether or not declared (the “Cashless Redemption Price” and together with the Cash Redemption Price, the “Redemption Price”). If paid in Common Stock, the price of the Common Stock will be 90% of the lowest daily volume weighted average price on any trading day during the 5-consecutive trading day period ending and including the trading day immediately prior to the date of the applicable Redemption Date.

Notwithstanding any other provisions herein, the Holder shall not acquire, or be obligated or have the right to acquire, any Common Stock pursuant to an optional redemption which, when aggregated with all other shares of Common Stock then beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13{1-3 promulgated thereunder) by the Holder and its Affiliates, would result in the beneficial ownership by the Holder of more than 4.9% of the then issued and outstanding shares of Common Stock (the “Ownership Limitation”). If the Company issues a Redemption Notice that would cause the aggregate number of shares of Common Stock then beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the Holder and its Affiliates to exceed the Ownership Limitation, such Redemption Notice shall be void ab initio to the extent of the amount by which the number of shares of Common Stock otherwise issuable pursuant to such Redemption Notice, together with all shares of Common Stock then beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the Holder and its Affiliates, would exceed the Ownership Limitation. Upon the written or oral request of the Holder, the Company shall promptly confirm orally or in writing to the Holder the number of shares of Common Stock then outstanding. The Holder and the Company shall each cooperate in good faith in the determinations required hereby and the application hereof. The Holder’s written certification to the Company of the applicability of the Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61’) day after delivery of such notice) or decrease the Ownership Limitation to any other amount of Common Stock not in excess of 9.99% of the then issued and outstanding shares of Common Stock as specified in such notice; provided that any such increase in the Ownership Limitation will not be effective until the sixty-first (61st) day after such written notice is delivered to the Company.
(b)
Redemption Notice. The Company shall give notice of any redemption by mail not less than 30 days and not more than 60 days before the scheduled Redemption Date, to the Holders of record (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series A Preferred Shares to be redeemed as such Holders’ names appear on the Company’s stock transfer books maintained at the Company or by the Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the “Redemption Notice”) shall state: (1) the Redemption Date, (2) the number of Series A Preferred Shares to be redeemed and, if less than all outstanding Series A Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the Redemption Price, (4) the place where the Series A Preferred Shares is to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor and (5) that dividends on the stock to be redeemed shall cease to accumulate from and after such Redemption Date.

(c)
Effect of Redemption; Partial Redemption. If the Company elects to redeem less than all of the outstanding Series A Preferred Shares, the number of shares to be redeemed shall be determined by the Company, and such shares shall be redeemed pro rata or by lot, with adjustments to avoid redemption of fractional shares. The Company shall give notice, or cause notice to be given, to the Holders of the number of shares of Series A Preferred Shares to be redeemed, and the Company shall determine the number of Series A Preferred Shares to be redeemed from the account of each of its participants holdin such shares in its participant account. The aggregate Redemption Price for any such partial redemption of the outstanding Series A Preferred Shares shall be allocated correspondingly among the redeemed Series A Preferred Shares. The Series A Preferred Shares not redeemed shall remain outstanding aria subject to all the terms provided in this Statement of Designation (including the Company’s right, if it elects so, to redeem all or part of the Series A Preferred Shares outstanding at any relevant time in accordance with this Section 6 (including this paragraph (c))).

(d)
Redemption Funds. If the Company gives or causes to be given a Redemption Notice, the Company shall deposit with the Paying Agent funds sufficient to redeem the Series A Preferred Shares as to which such Redemption Notice shall have been given, no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series A Preferred Shares to be redeemed upon surrender or deemed surrender of the certificates therefor. If the Redemption Notice shall have been given, from and after the Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice, all dividends on such Series A Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Company’s stockholders shall cease, except the right to receive the Redemption Price, and such shares shall not thereafter be transferred on Company’s stock transfer books maintained at the Company or by the Registrar and Transfer Agent or be deemed to be outstanding for any purpose whatsoever. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series A Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including, but not limited to, redemption of Series A Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Company upon its written request after which repayment the Holders of the Series A Preferred Shares entitled to such redemption or other payment shall have recourse only to the Company. Notwithstanding any Redemption Notice, there shall be no redemption of any Series A Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Company with the Paying Agent.

(e)
Certificate. If only a portion of the Series A Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent, the Paying Agent shall issue to the Holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of shares of Series A Preferred Shares represented by the surrendered certificate that have not been called for redemption

Section 7. Rank. The Series A Preferred Shares shall be deemed to rank Senior to (i) all classes of Common Stock, and (ii) any other class or series of capital stock established after the Original Issue Date (collectively referred to with the Company’s Common Stock as “Junior Stock”) with respect to dividend distributions and distributions upon a Liquidation Event.
The Company may issue additional Common Stock, additional Series A Preferred Shares and Junior Stock. Except as described herein, the Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series of Junior Stock before the issuance of any shares of that series. The Board of Directors shall also determine the number of shares constituting each series of securities.

Section 8. Definitions. As used herein with respect to the Series A Preferred Shares:
“Affiliate” means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.
“Articles of Incorporation” means the articles of incorporation as in effect on the date hereof, of the Company, as they may be amended from time to time in a manner consistent with this Statement of Designation, and shall include this Statement of Designation.
“BCA” has the meaning set forth in the introductory paragraph of this Statement of Designation.
“Board of Directors” means the board of directors of the Company or, to the extent permitted by the Articles of Incorporation and the BCA, any authorized committee thereof.
“Business Day” means a day on which NASDAQ is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.
“Bylaws” means the bylaws of the Company, as they may be amended from time to time.
“Cash Redemption Price” has the meaning set forth in Section 6(a) of this Statement of Designation
“Cashless Redemption Price” has the meaning set forth in Section 6(a) of this Statement of Designation
“Common Stock” means the common stock of the Company, par value $0.001 per share, and any other outstanding class of common stock of the Company.
“Company” has the meaning set forth in the introductory paragraph of this Statement of Designation. “Dividend Payment Date” means each June 15 and December 15 of each year, commencing June 15, 2022.
“Dividend Payment Default”: means any time that a semi-annual dividend payable on Series A Preferred Shares is in arrears.
“Dividend Payment Default Rate”: means in the event that any semi-annual dividend payable on the Series A Preferred Shares is in arrears the Dividend Rate payable on the Series A Preferred Shares shall be increased a single time to a rate of 1.3 times of the Dividend Rate for each Series A Preferred Share having a value of $25.00 per share until the Dividend Payment Default is cured.
“Dividend Period” means a period of time commencing on and including a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date) and ending on and including the calendar day next preceding the next Dividend Payment Date. No dividends shall accrue or accumulate for the period from July 1, 2019 to December 31, 2021 and the Dividend Period shall once again commence on January 1, 2022.
“Dividend Rate” means a rate equal to 9.75% per annum for each Series A Preferred Share having a value of $25.00 per share.
“Holder” means the Person in whose name the Series A Preferred Shares is registered on the stock register of the Company maintained at the Company or by the Registrar and Transfer Agent.
“Junior Stock” has the meaning set forth in Section 7(a) of this Statement of Designation.
“Liquidation Event” means the occurrence of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Company nor the consolidation or merger of the Company with or into any other Person, individually or in a series of transactions, shall be deemed a Liquidation Event.

“Liquidation Preference” has the meaning set forth in Section 4(a) of this Statement of Designation.
“Note” shall mean a promissory note made by the Company in favor of a Holder with the following terms and provisions: (i) with a maturity of not more than 2 years and (ii) and a margin rate of not less than 9.75%.
“Original Issue Date” means September 22, 2017.
“Paying Agent” means any agent of the Company, acting in its capacity as paying agent for the Series A Preferred Shares, and its respective successors and assigns or any other payment agent appointed by the Company.
“Person” means a legal person, including any individual, Company, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.
“Preferred Stock” means any of the Company’s capital stock, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, over shares of the Common Stock.
“Record Date” has the meaning set forth in Section 3(b) of this Statement of Designation.
“Redemption Date” has the meaning set forth in Section 6 of this Statement of Designation. “Redemption Notice” has the meaning set forth in Section 6(b) of this Statement of Designation.
“Redemption Price” has the meaning set forth in Section 6(a) of this Statement of Designation.
“Registrar” means any agent of the Company, acting in its capacity as registrar for the Series A Preferred Shares, and its successors and assigns or any other registrar appointed by the Company.
“Series A Preferred Shares” has the meaning set forth in Section 1 of this Statement of Designation.
“Statement of Designation” means this Statement of Designation relating to the Series A Preferred Shares, as it may be amended from time to time in a manner consistent with this Statement of Designation, the Articles of Incorporation and the BCA.
“Transfer Agent” means any agent of the Company, acting in its capacity as transfer agent for the Series A Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Company.
For all purposes relevant to this Statement of Designation: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words “include,” “includes,” or “including” are used, they are deemed followed by the words “without limitation;” all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate adjustment for stock splits, stock combinations, stock dividends and similar events; and, except as otherwise set forth in this Statement of Designation, if any event under this Statement of Designation occurs on a day that is not a Business Day, such event shall be deemed to occur on the first Business Day after such date.
Section 9. Fractional Shares. No Series A Preferred Shares may be issued in fractions of a share.
Section 10. No Mandatory Redemption or Sinking Fund. The Series A Preferred Shares shall not be subject to mandatory redemption and shall not have the benefit of any sinking fund.
Section 11. Record Holders. To the fullest extent permitted by applicable law, the Company, the Registrar, the Transfer Agent and the Paying Agent may deem and treat the Holder of any Series A Preferred Shares as the true, lawful and absolute owner thereof for all purposes, and neither the Company nor the Registrar, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary.

Section 12. Notices. All notices or communications in respect of the Series A Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Statement of Designation, in the Articles of Incorporation and Bylaws or by applicable law.
Section 13. Other Rights. The Series A Preferred Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Statement of Designation or in the Articles of Incorporation or as provided by applicable law.
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IN WITNESS WHEREOF, the undersigned, being duly authorized thereto, does hereby affirm that this certificate is the act and deed of the Company and that the facts herein stated are true, and accordingly has hereunto set his hand this [-] day of , 20 .
By:
Name:
Title: